Exhibit 99.1

Fusion Fuel Announces Approximately $1.14 Million in New LPG Engineering Subcontracts Awarded to Al Shola Gas Across Multiple Projects in Dubai, UAE

Projects Across Dubai Include Approx. $0.5 Million Flagship Dual-Tower Development; Portfolio Covers Multiple Buildings Serving Thousands of Residential Units

Confirms Business Operations Continue Amid Regional Developments

Dublin, Ireland, April 07, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that its indirect majority-owned subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), an industrial gas engineering and distribution company, was awarded 16 new engineering subcontracts with a combined expected value of approximately $1.14 million as of April 2026.

The awarded subcontracts encompass residential and mixed-use development projects across a number of locations in Dubai, United Arab Emirates (UAE), supporting infrastructure for several thousand residential units. The largest award within the portfolio is the Terra Heights dual-tower residential development in Expo City Dubai, with a contract value of approximately $0.5 million, representing a significant multi-building LPG infrastructure project.

The scope of work includes the design, engineering, supply, installation, testing, and commissioning of centralized liquefied petroleum gas (LPG) systems, across a mix of low- to high-rise buildings, with project execution expected to begin immediately.

Al Shola Gas continues to experience strong demand for LPG engineering and distribution services, supported by ongoing construction and infrastructure investment. To support continued growth, Al Shola Gas expects to add new vehicles to its LPG delivery fleet to enhance operational capacity and service coverage.

“The award of approximately $1.14 million in new engineering subcontracts, including a flagship dual-tower development in Expo City, reflects the continued strength of our LPG infrastructure platform and the demand we are seeing across the UAE,” said John-Paul Backwell, Chief Executive Officer and Chairman of Fusion Fuel. “These projects contribute near-term engineering revenue, while also supporting a pipeline of potential recurring LPG utility service opportunities.”

Sanjeeb Safir, CEO of Al Shola Gas, commented, “We continue to execute on a growing portfolio of projects while maintaining a strong focus on safety, reliability, and operational efficiency. Our capabilities position us to deliver these projects effectively while supporting the continued expansion of our platform and long-term growth opportunities.”

In addition, in light of the recent escalation in conflict in the Persian Gulf region, the Company confirmed that, currently, Al Shola Gas’s operations are proceeding as previously planned. The Company further confirmed that it is not aware of material impacts on its business interests arising from these developments. Al Shola Gas has implemented safety and contingency protocols in line with local authority guidance. The Company is closely monitoring the developing situation.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding Al Shola Gas’s expected value from the announced new engineering subcontracts, the Company’s management’s expectations for potential follow-on recurring revenue from related utility operations, and Al Shola Gas’s plans to add service vehicles. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks of major, irreversible disruptions and damage to Al Shola Gas’s core operations due to the ongoing war among Iran, the United States, Israel, and other belligerents; the Company’s ability to support the expansion of the operations of Al Shola Gas; Al Shola Gas’s ability to secure and execute LPG engineering and distribution projects; fluctuations in demand for LPG engineering and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services; volatility in energy markets and commodity prices; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; other risks associated with operating internationally, including in the UAE and other foreign jurisdictions; and the risks and uncertainties described under Item 1A. “Risk Factors” and elsewhere in QIND’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (collectively, the “Annual Reports”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu